UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:    July 24, 2012

Sumitomo Mitsui Financial Group, Inc.

Notice Regarding the Filing of an Annual Report on Form 20-F

with the U.S. Securities and Exchange Commission

TOKYO, July 24, 2012 — Sumitomo Mitsui Financial Group, Inc. (“SMFG”, President: Koichi Miyata) hereby announces that, on July 23, 2012 (Eastern Daylight Time), SMFG filed an annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”).

A copy of the annual report on Form 20-F can be viewed and obtained at SMFG’s website at http://www.smfg.co.jp/english/investor/financial/annual.html or on EDGAR, the SEC’s Electronic Data Gathering, Analysis, and Retrieval system. Holders of SMFG’s American Depositary Receipts may request a hard copy of SMFG’s complete audited financial statements free of charge through SMFG’s website.

(Attachment)

(Reference 1)     Consolidated Financial Statements (IFRS)

(Reference 2)     Reconciliation with Japanese GAAP

This document contains a summary of SMFG’s consolidated financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board that was disclosed in its annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on July 23, 2012. This document does not contain all of the information in the Form 20-F that may be important to you. You should read the entire Form 20-F carefully to obtain a comprehensive understanding of SMFG’s business and financial data under IFRS and related issues.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of SMFG and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate”, “estimate”, “expect”, “intend”, “may”, “plan”, “probability”, “risk”, “project”, “should”, “seek”, “target” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of SMFG’s securities portfolio; SMFG’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; exposure to new risks as SMFG expands the scope of its business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to SMFG’s most recent disclosure documents such as its annual report or registration statement on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as earnings press releases, for a more detailed description of the risks and uncertainties that may affect SMFG’s financial condition and results of operations, and investors’ decisions.

(Reference 1) Consolidated Financial Statements (IFRS)

Consolidated Statement of Financial Position

(In millions)

	At March 31, 2011	At March 31, 2012
Assets:
Cash and deposits with banks	¥9,436,358	¥8,050,562
Call loans and bills bought	862,667	1,297,082
Reverse repurchase agreements and cash collateral on securities borrowed	5,051,053	4,937,025
Trading assets	3,315,153	4,461,258
Derivative financial instruments	4,975,973	5,901,526
Financial assets at fair value through profit or loss	2,132,348	2,150,409
Investment securities	34,662,106	37,324,100
Loans and advances	71,020,329	72,536,813
Investments in associates and joint ventures	201,135	206,660
Property, plant and equipment	1,039,483	1,045,006
Intangible assets	769,677	899,167
Other assets	1,924,070	2,367,300
Current tax assets	53,708	65,298
Deferred tax assets	1,026,867	632,220
Total assets	¥136,470,927	¥141,874,426
Liabilities:
Deposits	¥90,469,098	¥92,853,566
Call money and bills sold	2,629,407	2,144,600
Repurchase agreements and cash collateral on securities lent	6,439,598	7,487,633
Trading liabilities	1,623,918	2,173,567
Derivative financial instruments	4,725,261	5,850,813
Borrowings	12,548,358	10,412,858
Debt securities in issue	5,890,388	7,377,742
Provisions	96,353	425,350
Other liabilities	4,422,166	5,401,790
Current tax liabilities	49,448	61,786
Deferred tax liabilities	25,727	69,330
Total liabilities	128,919,722	134,259,035
Equity:
Capital stock	2,337,896	2,337,896
Capital surplus	1,081,556	862,933
Retained earnings	1,974,069	2,162,696
Other reserves	280,783	437,177
Treasury stock	(171,761)	(236,037)
Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	5,502,543	5,564,665
Non-controlling interests	2,048,662	2,050,726
Total equity	7,551,205	7,615,391
Total equity and liabilities	¥136,470,927	¥141,874,426

Consolidated Income Statement

(In millions, except per share data)

	For the fiscal year ended March 31,
	2011	2012
Interest income	¥1,720,181	¥1,710,331
Interest expense	311,056	313,631
Net interest income	1,409,125	1,396,700

Fee and commission income	806,704	869,407
Fee and commission expense	132,560	132,562
Net fee and commission income	674,144	736,845

Net trading income	324,479	182,296
Net income from financial assets at fair value through profit or loss	30,116	33,734
Net investment income	235,911	239,365
Other income	204,470	245,563
Total operating income	2,878,245	2,834,503

Impairment charges on financial assets	433,928	284,310
Net operating income	2,444,317	2,550,193

General and administrative expenses	1,293,546	1,366,705
Other expenses	212,292	239,292
Operating expenses	1,505,838	1,605,997

Share of post-tax loss of associates and joint ventures	5,796	25,004
Profit before tax	932,683	919,192

Income tax expense	361,165	461,194
Net profit	¥571,518	¥457,998

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥464,007	¥345,430
Non-controlling interests	107,511	112,568

Earnings per share:
Basic	¥328.32	¥248.98
Diluted	328.31	248.29

Consolidated Statement of Comprehensive Income

(In millions)

	For the fiscal year ended March 31,
	2011	2012
Net profit	¥571,518	¥457,998

Other comprehensive income:

Available-for-sale financial assets:

Gains (losses) arising during the period, before tax	(349,080)	253,865

Reclassification adjustments for (gains) losses included in net profit, before tax	10,957	(21,563)

Exchange differences on translating the foreign operations:

Losses arising during the period, before tax	(121,593)	(34,781)

Reclassification adjustments for (gains) losses included in net profit, before tax	(505)	7,350

Share of other comprehensive loss of associates and joint ventures	(4,225)	(2,832)

Income tax relating to components of other comprehensive income	146,520	(43,809)

Other comprehensive income (loss), net of tax	(317,926)	158,230

Total comprehensive income	¥253,592	¥616,228

Total comprehensive income attributable to:

Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥189,372	¥501,316

Non-controlling interests	64,220	114,912

(Reference 2) Reconciliation with Japanese GAAP

	(In billions)
	At and for the fiscal year ended March 31, 2012
	Total equity	Net profit
IFRS	¥7,615.4		¥458.0
Differences arising from different accounting for:
1. Scope of consolidation	80.4		1.1
2. Derivative financial instruments	130.3		56.5
3. Investment securities	(130.8)		43.2
4. Loans and advances	(138.1)		5.1
5. Investments in associates and joint ventures	27.5		(23.4)
6. Property, plant and equipment	(5.1)		(6.1)
7. Lease accounting	(15.5)		5.3
8. Defined benefit plans	31.0		(34.3)
9. Deferred tax assets	(321.2)		166.9
10. Foreign currency translation	-		(0.6)
Others	(87.4)		(13.0)
Tax effect of the above	68.5		(17.1)
Japanese GAAP	¥7,255.0	¥	*641.6

(*)Includes a net profit of 123.1 billion yen attributable to non-controlling interests.

A brief explanation of adjustments with significant impacts arising from differences in equity and/or net profit between Japanese GAAP and IFRS is provided below. For a more detailed explanation, please refer to “Item 5. Operating and Financial Review and Prospects — Reconciliation with Japanese GAAP” in the annual report on Form 20-F filed on July 23, 2012 (Eastern Daylight Time).

Scope of Consolidation (Item 1)

•

Under IFRS, the SMFG Group consolidates an entity when it “controls” the entity. Control is generally presumed to exist when the SMFG Group has the power to govern the financial and operating policies by owning more than half of the voting power, or by legal or contractual arrangements.

•

A special purpose entity (“SPE”) is consolidated under IFRS when the substance of the relationship between the SPE and the SMFG Group indicates that the SPE is controlled by the SMFG Group. Therefore certain SPEs such as securitization vehicles and investment funds which are not consolidated under Japanese GAAP are consolidated under IFRS.

Derivative financial instruments (Item 2)

(Hedge accounting)

•

The SMFG Group applies hedge accounting under Japanese GAAP. However, the conditions for hedge accounting under IFRS are not fully the same as those under Japanese GAAP. The SMFG Group does not apply hedge accounting under IFRS and reversed the effects of hedge accounting under Japanese GAAP.

(Fair value measurement of derivative financial instruments)

•

Japanese GAAP and IFRS require Over-the-Counter (“OTC”) derivatives (non-exchange traded derivatives) to be measured at fair value. In principle, there is no significant difference in the definitions of fair value, but in practice there is diversity in the application of valuation techniques used for fair value under Japanese GAAP and IFRS. Therefore, to meet the requirements of fair value under IFRS, adjustments have been made to the fair values under Japanese GAAP to reflect the spread between bid and ask prices, as well as credit risk adjustments for OTC derivatives.

Investment securities (Item 3)

(Fair value measurement of investment securities)

•

Under IFRS, available-for-sale financial assets (and financial assets at fair value through profit or loss) should be measured at fair value. The fair value of financial instruments where there is no quoted price in an active market is determined by using valuation techniques.

•

In addition, the fair values of certain financial instruments under Japanese GAAP have been adjusted in order to meet the requirements of fair value under IFRS. For example, the last 1-month average of the closing transaction prices can be used for the fair value measurement of available-for-sale financial assets (listed stocks) under Japanese GAAP, whereas closing spot prices are used under IFRS.

(Impairment of available-for-sale financial assets)

•

Under IFRS, the SMFG Group assesses whether there is objective evidence that available-for-sale financial assets are impaired. For available-for-sale equity instruments, objective evidence of impairment includes a significant or prolonged decline in the fair value below cost.

Loans and advances (Item 4)

(Impairment of loans and advances)

•

Under Japanese GAAP, the reserve for possible loan losses for specifically identified significant loans is calculated by using the discounted cash flow (“DCF”) method, which is based on the present value of reasonably estimated cash flows discounted at the original contractual interest rate of the loan. Under IFRS, the allowance for loan losses for individually significant impaired loans is calculated by using the DCF method based on the best estimate of cash flows discounted at the original effective interest rate. In addition, the scope of the loans that are subject to the DCF method under IFRS is wider than that under Japanese GAAP.

•

Under IFRS, the allowance for loan losses for the remaining loans is collectively calculated by homogeneous group using statistical methods based on the historical loss experience and incorporating the effect of the time value of money. A qualitative analysis based on related economic factors is then performed to reflect the current conditions at the end of the reporting period. Under IFRS, the allowance for the non-impaired loan losses is calculated as the incurred but not yet identified losses for the period between the impairment occurring and the loss being identified, although the allowance under Japanese GAAP is calculated based on the expected losses.

(Loan origination fees and costs)

•

Under IFRS, loan origination fees and costs that are incremental and directly attributable to the origination of a loan are deferred and thus, included in the calculation of the effective interest rate.

Deferred tax assets (Item 9)

•

Under IFRS, deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized, without limiting the period over which the temporary difference can be utilized. For example, deferred tax assets for deductible temporary differences relating to impairment of loans and advances and investment securities which cannot be utilized within the specified period are not recognized under Japanese GAAP, whereas they can be recognized under IFRS to the extent that it is probable that future taxable profit will be available.